SUPPL

file 82-2783

07025300

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

# Three of Four Drill Holes Intersect Significant Uranium Values on Virgin River Property

**Vancouver, B.C., July 5, 2007 - Formation Capital Corporation (the "Company", FCO-TSX,)** is pleased to announce results of the winter 2007 diamond drill program on its Virgin River uranium Project, as provided to the Company by project operator, Cameco Corporation. Significant uranium mineralization consistent with previously released results was intersected in three of four drill holes completed during the winter 2007 program returning grade thicknesses (GT=%U308 X Interval Thickness) of up to 23.66. The mineralized zone, named the Centennial Zone, now consists of 12 mineralized drill holes. The zone appears to have a very linear trace with apparent minimum strike length of 550 m, is open along strike to the north and south, and has a minimum across strike width of 12 m.

Located within the south-central portion of the Athabasca Basin in northern Saskatchewan, the project is a joint venture formed in 1998 between Formation Capital Corporation's wholly owned Canadian subsidiary, Coronation Mines Ltd. and UEM, jointly owned by Cameco Corporation and by AREVA Resources Canada Inc. Coronation Mines Ltd. owns 2% of the project with a right of first offer to increase its ownership of the project up to 10% and is carried on the project through to $10 million worth of exploration and development.

Prior to the commencement of this year's program, approximately $8.4 million had been spent exploring for a large unconformity-type deposit on the project that has resulted in the discovery of the Centennial Zone. Encouraged with the previous exploration results, the Joint Venture approved a budget of $3.3 million for 2007 to continue exploration of the project, an increase of 65% over last year's budget.

Diamond drilling completed during the winter program consisted of 3 pilot holes (VR-025, VR-026, VR-027) and 1 wedge hole (VR-027W1) totaling a combined 3,170.6 metres. The holes were designed to follow up on the Centennial Zone mineralization intersected during the 2004 - 2006 programs, test the zone's strike extent and grade, and evaluate the importance of a known graphitic conductor located to the east of the mineralization (known as the C conductor). The following table outlines the results of that drilling. The uranium grades reported in the table below are the average geochemical assays derived from inductively coupled plasma (ICP) mass spectrometry and Delayed Neutron Count methods.

| Drill Hole Winter 2007 | From (m) | To (m) | True Thickness (m) | Maximum Grade (%U3O8) | Average Grade (%U3O8) | GT (m*%) |
|---|---|---|---|---|---|---|
| **DDH VR-027W1** | 808.0 | 818.8 | 10.8 | 9.47 | 2.191 | 23.66 |
| (includes) | 811.8 | 818.1 | 6.3 | 9.47 | 3.188 | 20.08 |
| (includes) | 816.2 | 818.1 | 1.9 | 9.47 | 5.444 | 10.34 |
| **DDH VR-027** | 800.9 | 816.6 | 15.7 | 2.98 | 0.692 | 10.86 |
| (includes) | 812.6 | 815.5 | 2.9 | 2.98 | 1.920 | 5.57 |
| **DDH VR-026** | 738.2 | 743.3 | 5.1 | 0.60 | 0.254 | 1.30 |
| (includes) | 740.2 | 743.3 | 3.1 | 0.60 | 0.362 | 1.12 |

Hole VR-027W1, an offset wedge hole targeting the unconformity west of VR-027 drilled on L11N, intersected high-grade uranium mineralization averaging 2.191% U308 over 10.8 m from 808.0 to 818.8 metres, that included a subinterval of 5.44% U308 over 1.9 m from 816.2 to 818.1 metres.

Hole VR-027, drilled on L11N to test a possible gap in the mineralization west of VR023, also encountered sandstone-hosted mineralization that averaged 0.692% U308 over 15.7 metres from 800.9 to 816.6 metres.

Hole VR-026, drilled along strike of the Zone to the north on L13N, encountered sandstone-hosted uranium mineralization between 738.2 and 743.3 metres grading an average 0.254 % U3O8 over 5.1 metres.



(cont)

Hole VR-025 was drilled to test the interpreted western boundary of the graphitic pelitic rocks intersected in historic Uranerz hole VR-04, east of the Centennial Zone. This hole failed to encounter uranium mineralization, or graphitic rocks but did determine that an unconformity offset of approximately 35 m occurs east of the Centennial Zone.

In addition to the diamond drilling, a 24 km, 5 line tandem moving loop TEM geophysical survey was completed on the project to further define the previously outlined C conductor. The C conductor has now successfully been defined at a nominal 200 m spacing from L 18N to L6S, with the exception of a small section where 300 m line spacing was used. The final interpretation of the geophysical data is ongoing.

The plan is to continue exploration and diamond drilling this summer to test for the presence of higher grade mineralization just to the grid west of mineralization intersection in VR-027W1, continue to trace the Centennial Zone along strike to the north of L 13+00N, continue to trace the Centennial Zone along strike to the south into the resistivity low "breach" south of L7+00N, and to test the potential expansion of the secondary uranium zone indicated by VR-023 on L11+00N. An additional 3 to 4 pilot holes and 2 to 3 wedge holes are planned totaling approximately 4,000 metres. In addition, a 12.5 km DC resistivity geophysical survey is planned over the Centennial Zone 'breach".

All uranium assays were carried out by the Saskatchewan Research Council (SRC) of Saskatoon, Saskatchewan. Mr. Eric (Rick) Honsinger, P.Geo., of Formation Capital Corporation is the Qualified Person who has reviewed and approved the content of this news release based on an examination of the data submitted to the Company by the project operator Cameco Corporation. A location map of the project and drill hole location plan map is available on the Company's website at http://www.formcap.com/. Formation Capital Corporation is very pleased with the results of the winter 2007 program and looks forward to the continuation of drilling this summer.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.

Formation Capital Corporation trades on the Toronto Stock Exchange under the symbol FCO.

***Formation Capital Corporation***

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com



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